Regulatory Announcement

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JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-[illegible]

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Annual Information Update
Released	11:08 02-May-08
Number	6598T

[redacted]

08002814

JARDINE MATHESON HOLDINGS LIMITED
ANNUAL INFORMATION UPDATE

SUPPL

In accordance with Prospectus Rule 5.2, the following information of Jardine Matheson Holdings Limited ("JMH" or the "Company") has been published or made available to the public over the previous 12 months up to and including 11th April 2008.

In accordance with Article 27(3) of the Prospectus Directive Regulation the information referred to below was up to date at the time of publication of the information but some information may now be out of date due to change in circumstances.

1. The information below was made available via a Regulatory Information Services (RNS). The announcements lodged through RNS are available at the London Stock Exchange website at www.londonstockexchange.com/rns. Those announcements indicated with an asterisk (*) are also available at the Company's website at www.jardines.com.

Date of announcement	Description
13/04/2007	Annual Report 2006 and Notice of 2007 Annual General Meeting
20/04/2007	Notification of Major Interests in Shares
30/04/2007	2006 Final Dividend - Scrip Entitlement Multiple*
02/05/2007	2006 Final Dividend - Pound Sterling Equivalent*
02/05/2007	Annual Information Update
10/05/2007	Result of AGM – All resolutions passed
10/05/2007	Annual General Meeting – Non-routine resolutions submitted to the Financial Services Authority
16/05/2007	Director Declaration
16/05/2007	Directors' Share Transactions in JMH
17/05/2007	Director Declaration
23/05/2007	Director Declaration
31/05/2007	Total Voting Rights
26/06/2007	Share Transaction of Person Discharging Managerial Responsibilities in JMH
17/07/2007	2007 Interim Results Announcement Date
20/07/2007	Amendments to the Bermuda Takeover Code*
15/08/2007	2007 Interim Results*
15/08/2007	JMH launches Tender Offer to Repurchase Shares*
15/08/2007	JMH launches Tender Offer to Purchase Shares in Jardine Strategic*
20/08/2007	Circular to Shareholders – Tender Offers
05/09/2007	Interim Report 2007
12/09/2007	Circular to Shareholders – Scrip Dividend Scheme

19/09/2007	JMH announces Results of Tender Offers*
19/09/2007	Share Repurchase under Tender Offers
21/09/2007	Director's Share Transactions in JMH
27/09/2007	Director's Share Transaction in JMH
28/09/2007	Total Voting Rights
08/10/2007	2007 Interim Dividend - Scrip Entitlement Multiple*
10/10/2007	2007 Interim Dividend - Pound Sterling Equivalent*
24/10/2007	Directors' Share Transactions in JMH
31/10/2007	Total Voting Rights
14/12/2007	Share Repurchase
18/12/2007	Share Repurchase
27/12/2007	Share Repurchase under Tender Offers
27/12/2007	Director's Share Transaction in JMH
31/12/2007	Total Voting Rights
11/02/2008	2007 Final Results Announcement Date
07/03/2008	2007 Preliminary Announcement of Results*
07/03/2008	Directorate Change
11/03/2008	Director Declaration
17/03/2008	Share Transactions of Persons Discharging Managerial Responsibilities in JMH
26/03/2008	Directors' Share Transactions in JMH
27/03/2008	Director's Share Transactions in JMH
01/04/2008	Circular to Shareholders – Scrip Dividend Scheme
11/04/2008	Annual Report 2007 and Notice of 2008 Annual General Meeting

2. Copies of the documents below were lodged and are available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. Copies of the annual and interim reports and circulars are also available at the Company's website at www.jardines.com.

Date of Issue of Document	**Description**
13/04/2007	Annual Report 2006, Notice of 2007 Annual General Meeting and Proxy Form
10/05/2007	Annual General Meeting – non-routine resolutions
20/08/2007	Circular to Shareholders – Tender Offers by JMH to repurchase its ordinary shares
20/08/2007	Circular to Shareholders – Tender Offers by JMH to purchase ordinary shares in JSH
05/09/2007	Interim Report 2007
12/09/2007	Circular to Shareholders – Scrip Dividend Scheme
01/04/2008	Circular to Shareholders – Scrip Dividend Scheme
11/04/2008	Annual Report 2007, Notice of 2008 Annual General Meeting and Proxy Form

3. The information below was made available via the SGXNET of the Singapore Exchange Limited. The announcements are available at the website of the Singapore Exchange Limited at www.sgx.com. Those announcements indicated with an asterisk (*) are also available at the Company's website at www.jardines.com.

Date of announcement	**Description**

02/05/2007	Movement in the Issued Share Capital for April 2007
01/06/2007	Movement in the Issued Share Capital for May 2007
03/07/2007	Movement in the Issued Share Capital for June 2007
01/08/2007	Movement in the Issued Share Capital for July 2007
01/08/2007	Jardine Lloyd Thompson Group plc, an associate company Unaudited Interim Results for the Six Months to 30/06/2007 * (also see Note 1)
03/09/2007	Movement in the Issued Share Capital for August 2007
02/10/2007	Movement in the Issued Share Capital for September 2007
01/11/2007	Movement in the Issued Share Capital for October 2007
03/12/2007	Movement in the Issued Share Capital for November 2007
02/01/2008	Movement in the Issued Share Capital for December 2007
01/02/2008	Movement in the Issued Share Capital for January 2008
03/03/2008	Movement in the Issued Share Capital for February 2008
04/03/2008	Jardine Lloyd Thompson Group plc, an associate company Preliminary Results for the Year Ended 31/12/2007 (Unaudited) * (also see Note 1)
01/04/2008	Movement in the Issued Share Capital for March 2008

Note 1 : As the announcement was issued by the associate company via a Regulatory Information Services, a cop of which is available at the London Stock Exchange website at www.londonstockexchange.com/rns, JMH did n issue the announcement again in London.

4. The information below was advertised in the newspapers in Bermuda. Copies of the notices can be obtained at the Company's registered office at Jardine House, 33-35 Reid Street, Hamilton, Bermuda.

Date of publication	Description
24/08/2007	Notice of Closing of the Register of Members
19/03/2008	Notice of Closing of the Register of Members
22/01/2008	Notice of petition to be presented to the Legislature by the Company of a Bill entitled The Jardine Matheson Holdings Limited Amendment Act 2008

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Matheson Holdings Limited

2nd May 2008

www.jardines.com

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